EXHIBIT 99.138
                                                                  --------------

[ADVANTAGE LOGO]

      3100 150 - 6th Avenue SW
      Calgary, AB T2P 3Y7
      T: 403-261-8810  F: 403-262-0723

                          Advantage Energy Income Fund

                                     Annual
                      Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD & A") provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", "the Trust" or "the Fund") for the year ended December 31, 2003 and should be read in conjunction with the audited consolidated financial statements. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

Advantage was formed on May 23, 2001 as a result of the conversion of Search Energy Corp. into an income fund. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to focus on growth through the acquisition and development of producing oil and natural gas properties while minimizing exposure to exploration risk.

CASH DISTRIBUTIONS

Total cash distributions to Unitholders for the year ended December 31, 2003 amounted to $83.4 million or $2.71 per Unit. This represents a 78% increase over 2002 cash distributions which amounted to $46.9 million or $1.73 per Unit. Since inception, the Fund has distributed $152.4 million or $5.89 per Unit. Cash distributions are dependent on the Fund's current level of production and prevailing commodity prices and are announced monthly based on cash flow available after retaining a portion for capital expenditures and debt repayment.

Manangement's Discussion and Analysis               Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                        Page 2 of 12

 2003 Monthly Distributions

 Cash distributions to Unitholders were declared as follows:

                                 Distribution  Taxable amount  Return of capital
  Period ended    Payment date     per Unit       per Unit         per Unit
 -------------------------------------------------------------------------------
 Jan. 31, 2003   Feb. 18, 2003     $  0.18        $ 0.072          $  0.108
 Feb. 28, 2003   Mar. 17, 2003     $  0.23        $ 0.092          $  0.138
 Mar. 31, 2003   Apr. 15, 2003     $  0.23        $ 0.092          $  0.138
 Apr. 30, 2003   May 15, 2003      $  0.23        $ 0.092          $  0.138
 May 31, 2003    June 16, 2003     $  0.23        $ 0.092          $  0.138
 June 30, 2003   July 15, 2003     $  0.23        $ 0.092          $  0.138
 July 31, 2003   Aug. 15, 2003     $  0.23        $ 0.092          $  0.138
 Aug. 31, 2003   Sept. 15, 2003    $  0.23        $ 0.092          $  0.138
 Sept. 30, 2003  Oct. 15, 2003     $  0.23        $ 0.092          $  0.138
 Oct. 31, 2003   Nov. 17, 2003     $  0.23        $ 0.092          $  0.138
 Nov. 30, 2003   Dec. 15, 2003     $  0.23        $ 0.092          $  0.138
 Dec. 31, 2003   Jan. 15, 2004     $  0.23        $ 0.092          $  0.138
 -------------------------------------------------------------------------------
                                   $  2.71        $ 1.084          $  1.626
 ===============================================================================

For US holders of Advantage Units the distributions paid in 2003 were 56% non-taxable return of capital and 44% taxable. Unitholders should consult their tax advisors as to the proper treatment of Advantage distributions for income tax purposes.

PRODUCTION

Natural  gas  production  for the year ended  December  31, 2003  averaged  57.6 mmcf/d, an improvement of 21% over the 47.8 mmcf/d produced in 2002. The increase in gas production over 2002 was the result of a successful drilling program at Medicine Hat and Shouldice, Alberta and the acquisition of Best Pacific Resources on November 18, 2002. Advantage's drilling program at Medicine Hat and Shouldice added new production of approximately 13.0 mmcf/d in the later half of 2003, while the Best Pacific acquisition added approximately 5.8 mmcf/d. On December 2, 2003 Advantage acquired MarkWest Resources Canada Corp. This acquisition did not contribute significantly to 2003 average volumes but will add approximately 20 mmcf/d of new natural gas production to the Fund in the first quarter of 2004. Advantage exited 2003 producing approximately 79.2 mmcf/d of natural gas.

Oil and NGLs production in 2003 averaged 2,756 bbls/d compared with 2,828 bbls/d produced in 2002. Light oil and NGLs production in 2003 averaged 2,756 bbls/d, an increase of 22% over the 2,255 bbls/d produced in 2002. Increases in light oil and NGLs production in 2003 was the result of the acquisition of Best
Pacific Resources in November of 2002. The 3% decline in total oil and NGLs production in 2003 was the result of the disposition of substantially all of the Fund's heavy oil production on September 1, 2002. The Fund's heavy oil production was exchanged for increased production and working interests in the Fund's Vermilion natural gas property. Heavy oil production in 2002 amounted to 573 bbls/d.

 Daily Production

                                       2003              2002           % Change
 -------------------------------------------------------------------------------

 Natural gas (mcf/d)                  57,631            47,753            21%
 Light oil & NGLs (bbls/d)             2,756             2,255            22%
 Heavy oil (bbls/d)                        -               573             -%
 -------------------------------------------------------------------------------
 Total (boe/d)                        12,361            10,787            15%
 ===============================================================================

COMMODITY PRICES & MARKETING

Natural Gas

Natural gas prices for the year ended December 31, 2003 averaged $6.30/mcf ($6.07/mcf including hedging), compared to $3.85/mcf ($3.71/mcf including hedging) in the year ended December 31, 2002. Advantage's natural gas hedging program resulted in losses of $4.8 million in 2003 or $0.23/mcf. All of the Fund's natural gas hedging losses were incurred in the first

Manangement's Discussion and Analysis               Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                        Page 3 of 12

quarter of 2003 and related to hedges entered into in the fall of 2002. Natural gas prices were considerably stronger in 2003 compared to 2002 but have softened from the near record highs attained in the first quarter of 2003. Prices have weakened since the first quarter due to higher than normal injections into natural gas storage caused by (i) below normal summer temperatures that cut cooling demand, reducing the need for natural gas as fuel for electricity generation to run air conditioning, (ii) switching away from natural gas to lower cost fuels and (iii) expectations for increased supply that has resulted from the active winter drilling season. Natural gas storage levels are now within the normal five year range entering into the shoulder season where strong demand for heating has declined and the summer cooling season has not yet begun. Advantage continues to believe that the pricing fundamentals for natural gas remains strong. Advantage will continue to mitigate the price risk associated with the fluctuations in natural gas prices by hedging a portion of its production. Advantage has hedged approximately 60% of it's anticipated natural gas production for 2004. The price the Fund receives on natural gas is primarily based on the AECO benchmark price with approximately 25% of production sold to aggregators and the remainder sold on the spot market. Advantage's current production is weighted approximately 83% towards natural gas.

 Average Prices - Natural Gas ($/mcf)

                                       2003               2002          % Change
 -------------------------------------------------------------------------------
 Advantage wellhead price            $  6.30            $  3.85            64%
 Advantage hedged price              $  6.07            $  3.71            64%
 AECO monthly index                  $  6.67            $  4.26            57%

Crude Oil

Crude oil and NGLs prices averaged $38.58/bbl ($38.14/bbl including hedging) in 2003 compared with $34.46/bbl ($32.07/bbl including hedging) in 2002. Included in crude oil sales is $0.4 million of oil hedging losses or $0.44/bbl. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and Canadian/US exchange rate. The price of WTI fluctuates based on worldwide supply and demand fundamentals. Crude oil prices were extremely volatile in 2003 and remain strong due to (i) record low storage levels in the US, (ii) supply management by the OPEC cartel, (iii) ongoing civil unrest in the middle east, Venezuela and Nigeria and (iv) increased world wide demand particularly in China. The price of WTI averaged $US31.06/bbl in 2003 compared to $US26.10/bbl in the period ending December 31, 2002.

 Average Prices - Crude Oil

                                                2003          2002      % Change
 -------------------------------------------------------------------------------
 Light oil & NGLs ($/bbl)                     $ 38.58       $ 35.83        8%
 Heavy oil ($/bbl)                                  -       $ 29.03        -
 Oil & NGLs - including hedging ($/bbl)       $ 38.14       $ 32.07       19%
 WTI (US$/bbl)                                $ 31.06       $ 26.10       19%

HEDGING

During 2003 the Fund's hedging losses amounted to $5.2 million ($4.8 million on natural gas hedges and $0.4 million on crude oil hedges). All of the Funds hedging losses were the result of contracts entered into in the fall of 2002 prior to the increase in winter natural gas prices and due to hedging contracts acquired as part of the Best Pacific acquisition. Contracts entered into in early 2003 resulted in hedging gains of $2.4 million in 2003. On February 24, 2004 the Fund announced that it had entered the following natural gas hedge transactions for 2004 and 2005:

 Natural Gas - April to December 2004

 Volume                                                50.4 mmcf/d
 Fixed price (average)                                  $6.12/mcf

 Natural Gas - January to March 2005

 Volume                                                10.5 mmcf/d
 Fixed price (average)                                  $6.30/mcf

Advantage currently has no crude oil hedges in place.

Management's Discussion and Analysis               Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                       Page 4 of 12

ROYALTIES

Total royalties amounted to $28.5 million for the year ended December 31, 2003 or 16.6% of pre-hedged revenue compared with $17.3 million or 16.9% of pre-hedged revenue for the year ended December 31, 2002. Total royalties are significantly higher in 2003 as a result of higher revenues. Advantage's low royalty rate reflects the Fund's significant proportion of production that comes from low rate natural gas wells at properties such as Medicine Hat, Wainwright and Shouldice which attract lower royalty rates. The slight decline in the Fund's royalty rate in 2003 compared to 2002 reflects a higher proportion of Advantage's production coming from these lower rate properties. Advantage anticipates that its royalty rate in 2004 will increase to approximately 20% as a result of the acquisition of MarkWest Resources in December 2003. MarkWest properties attract higher royalty rates than Advantage properties.

 Royalties

                                             2003         2002        % Change
 -------------------------------------------------------------------------------
 Total royalties, net of ARC ($000)        $ 28,491     $ 17,344         64%
 per boe                                   $   6.31     $   4.41         43%
 As a percentage of pre-hedging revenue        16.6%        16.9%         -

OPERATING COSTS

Operating costs for the year ended December 31, 2003 amounted to $25.6 million or $5.68/boe compared with $18.5 million or $4.70/boe for the year ended
December 31, 2002. The increase in operating cost amounts reflects the Best Pacific acquisition completed in late 2003. Per boe operating costs increased due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that has resulted from the high level of industry activity. The Fund expects per boe operating costs in 2004 to be similar to 2003.

 Operating Costs

                                             2003         2002        % Change
 -------------------------------------------------------------------------------
 Operating costs ($000)                    $ 25,618     $ 18,486         39%
 per boe                                   $   5.68     $   4.70         21%

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative ("G&A") expense for the year ended December 31, 2003 amounted to $3.2 million or $0.71/boe compared with $2.6 million or $0.67/boe for the year ended December 31, 2002. G&A expense was higher in 2003 due to increased staff levels that resulted from the growth of the Fund.

Management fees for the year ended December 31, 2003 amounted to $1.7 million compared to $0.9 million for the year ended December 31, 2002. On a boe basis, management fees were $0.37/boe compared to $0.24/boe in 2002. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses.

The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the weighted average number of Units outstanding during the year) to determine the performance fee. For the year ending December 31, 2003 the total return of the Fund was 57% (84% return in 2002) based on an opening unit price of $13.07 per unit ($8.02 per unit in 2002), a closing unit price of $17.83 per unit ($13.07 per unit in 2002) and cash distributions of $2.71 per unit for the year ($1.73 per unit in 2002). This 57% return for Unitholders resulted in a performance fee of $19.6 million ($16.5 million in 2002) based on a total annual return to Unitholders of $227.9 million ($179.4 million in 2002). On January 21, 2003 the Fund issued 1,099,104 Advantage Trust Units to Advantage Investment Management Ltd. and the employees of the Fund to satisfy the performance fee obligation. The Manager does not receive any form of compensation in respect of acquisition or divestiture fees nor is there any form of stock option plan for the Manager or the employees of Advantage.

Management's Discussion and Analysis                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                        Page 5 of 12

 General and Administrative Expenses

                                                     2003       2002    % Change
 -------------------------------------------------------------------------------
 General and administrative expense ($000)          $ 3,216   $ 2,624     23%
 per boe                                            $  0.71   $  0.67      6%
 Management fees ($000)                             $ 1,679   $   930     81%
 per boe                                            $  0.37   $  0.24     54%
 Employees at December 31                                49        31     58%

INTEREST

Interest expense on bank debt for the year ended December 31, 2003 amounted to $6.4 million compared with $4.3 million for the year ended December 31, 2002. Higher interest expense in 2003 was the result of a higher average debt balance during the year partially offset by lower interest rates. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee. The average rate of interest on Advantage's bank debt at December 31, 2003 was approximately 4.3%.

NETBACKS

 Netbacks ($/boe)

                                                  2003                            2002
                                        ($000s)           ($/boe)      ($000s)            ($/boe)
---------------------------------------------------------------------------------------------------
Revenue                              $ 171,277           $   37.96    $ 102,717          $   26.09
Hedging                                 (5,202)              (1.15)      (4,880)             (1.24)
Royalties                              (28,491)              (6.31)     (17,344)             (4.41)
Operating costs                        (25,618)              (5.68)     (18,486)             (4.70)
---------------------------------------------------------------------------------------------------
Operating                            $ 111,966           $   24.82    $  62,007          $   15.74

General and administrative              (3,216)              (0.71)      (2,624)             (0.67)
Management fees                         (1,679)              (0.37)        (930)             (0.24)
Interest expense                        (6,378)              (1.41)      (4,272)             (1.09)
Taxes                                   (1,253)              (0.28)        (529)             (0.13)
---------------------------------------------------------------------------------------------------
Cash flow from operations            $  99,440           $   22.05    $  53,652          $   13.61

Interest on convertible debentures      (4,705)              (1.04)      (1,115)             (0.28)
---------------------------------------------------------------------------------------------------
Cash available for distribution      $  94,735           $   21.01    $  52,537          $   13.33
---------------------------------------------------------------------------------------------------

DEPLETION, DEPRECIATION AND SITE RESTORATION

Depletion and depreciation of property and equipment is provided on the unit of production method based on total proved reserves. The depletion, depreciation and site restoration provision for 2003 increased to $53.8 million from $41.1 million in 2002. The increased provision in 2003 is the result of higher production volumes in 2002 and a higher per boe rate. The depletion, depreciation and amortization rate (DD&A) for the year ended December 31, 2003 was $11.86/boe compared with $10.43/boe in 2002. DD&A includes a provision for future site restoration and abandonments of $0.29/boe ($0.24/boe in 2002).

TAXES

Current taxes paid or payable for the period ending December 31, 2003 primarily represent capital tax and amounted to $1.3 million, compared to $0.5 million expensed in 2002. Capital taxes are based on debt and equity levels at the end of the year and are higher in 2003 due to Advantage's growth during the year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next five years.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the year ended December 31, 2003 the Fund recognized an income tax recovery of $18.1 million compared to a $16.0 million recovery in 2002. In the Fund's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company in the future, and as such, the future income tax

Management's Discussion and Analysis                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                        Page 6 of 12

liability recorded on the balance sheet will be recovered through earnings over time. As at December 31, 2003 the operating company had a future income tax liability balance of $77.4 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the MarkWest acquisition, Advantage recorded a future tax liability of $18.5 million.

CAPITAL EXPENDITURES

Capital expenditures including acquisitions for the year ended December 31, 2003 totalled $169.0 million net of property dispositions of $6.1 million compared to $167.8 million net of property dispositions of $0.8 million in 2002. Expenditures on property and equipment in 2003 amounted to $76.2 million. The majority of the capital expenditures were incurred on natural gas development drilling, completions and tie-ins at Medicine Hat, Shouldice, Wainwright and Vermilion.

 Capital Expenditures ($ thousands)

                                                            2003         2002
 -------------------------------------------------------------------------------

 Land and seismic                                       $    7,502   $    1,359
 Drilling, completions and workovers                        47,123       30,719
 Well equipping and facilities                              21,094       10,456
 Other                                                         493          118
 -------------------------------------------------------------------------------

                                                        $   76,212   $   42,652
 Acquisition of Best Pacific Resources Ltd.                      -       53,448
 Acquisition of Gascan Resources Ltd.                            -       63,799
 Acquisition of MarkWest Canada Resources Corp.             97,025            -
 Property acquisitions                                       1,848        8,698
 Property dispositions                                      (6,112)        (800)
 -------------------------------------------------------------------------------

 Total capital expenditures                             $  168,973   $  167,797
 ===============================================================================

ACQUISITIONS

MarkWest Resources Canada Corp.

On December 2, 2003 Advantage acquired all of the issued and outstanding shares of MarkWest Resources Canada Corp. for cash consideration of $97.0 million. The acquisition was financed through the issuance of 5.1 million Advantage Trust Units at a price of $15.75 per Unit and the issuance of $60 million of 8.25% unsecured subordinated convertible debentures. The debentures are convertible into Advantage Trust units at a conversion price of $16.50 per Trust Unit.

The Fund recorded goodwill on the acquisition of $27.8 million as the result of purchasing tax pool deficient oil and gas reserves. The goodwill value was determined based on the excess of total consideration plus the future income tax liability recorded upon acquisition less the deemed fair value for accounting purposes of the MarkWest assets. The fair value for accounting purposes of the MarkWest assets of $105.6 million was determined based on a 10% discounted value of established reserves as per an independent reserve evaluation. Result of operations of MarkWest have been included in the Fund's consolidated financial statements effective December 2, 2003, the closing date of the transaction.

LIQUIDITY AND CAPITAL RESOURCES

On July 8, 2003 Advantage issued $30 million principle amount of 9% unsecured subordinated convertible debentures. The debentures mature on August 1, 2008, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $17.00 per Unit plus accrued and unpaid interest. Proceeds of the debenture offering were used to fund drilling and exploitation activities in the Trust's core areas. On December 2, 2003 the Fund issued 5.1 million Trust Units at a price of $15.75 per Trust Unit generating net proceeds of $76.1 million. Also on December 2, 2003 the Fund issued $60 million principle amount of 8.25% unsecured subordinated convertible debentures. The debentures mature on February 1, 2009, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $16.50 per Unit plus accrued and unpaid interest. A portion of the proceeds of the December 2, 2003 offering were used to fund the acquisition of MarkWest Resources Canada Corp. with the balance of net proceeds used to reduce outstanding bank debt and to fund drilling and exploitation capital expenditures in the Fund's core areas. As at December 31, 2003 the Fund had 36.7 million Trust Units

Management's Discussion and Analysis                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                        Page 7 of 12

outstanding. On January 27, 2004 Advantage issued 1,099,104 Units to the Fund's Manager and Advantage employees to satisfy the obligation related to the 2003 performance incentive fee.

At December 31, 2003 Advantage had bank debt outstanding of $103.0 million. Advantage has an agreement with a syndicate of three Canadian chartered banks that provides for a $180 million facility consisting of $170 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2004. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. At December 31, 2003 Advantage also had a working capital deficiency of $24.9 million. The following table outlines Advantage's sources and uses of funds during 2003:

 Sources and Uses of Funds ($ thousands)

 Sources of funds
    Cash flow from operations                          $   99,440
    Units issued, net of costs                             76,436
    Debentures issued, net of costs                        85,982
    Decrease in working capital                             2,119
    Property dispositions, net of acquisitions              4,264
                                                       ----------
                                                       $  268,241
                                                       ----------

 Uses of funds
    Capital expenditures                               $   76,212
    Acquisition of MarkWest Resources                      97,025
    Distributions paid to Unitholders                      79,815
    Interest paid to debenture holders                      3,935
    Decrease in bank debt                                  11,254
                                                       ----------
                                                       $  268,241
                                                       ----------

ANNUAL FINANCIAL INFORMATION

The following is a summary of selected financial information of the Fund for the periods indicated.

                                            For the        For the         For the period
                                          year ended      year ended         from May 24
                                         Dec. 31, 2003   Dec. 31, 2002   to Dec. 31, 2001(1)
--------------------------------------------------------------------------------------------
Total revenue (before royalties) ($000)     166,075         97,837             38,595
Cash flow from operations ($000)             99,440         53,652             20,342
     Per unit - basic                          3.26           1.99               1.31
     Per unit - diluted                        2.92           1.93               1.31
Net income ($000)                            44,164         12,095              9,567
     Per unit - basic and diluted              1.29           0.41               0.62
Total assets ($000)                         574,752        411,849            234,324
Cash distributions per unit                    2.71           1.73               1.45

(1) The Reorganization of Advantage Oil and Gas Ltd. (formerly Search Energy Corp.) into an income trust structure occurred effective May 24, 2001. The data presented for the period ended December 31, 2001 represents data from Advantage's first financial year of May 24, 2001 to December 31, 2001.

Management's Discussion and Analysis                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                        Page 8 of 12

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information of Advantage for the periods indicated.

                 Total                   Net         Net                  Cash flow from   Cash flow from
               Revenues       Net      Income      Income     Cash flow     operations       operations
               (before      Income   (loss) per   per Unit      from         per Unit         per Unit
              royalties)    (loss)   Unit basic    diluted   operations        basic           diluted
---------------------------------------------------------------------------------------------------------
               ($000)       ($000)                             ($000)
2003
1st quarter     42,079      15,630      0.50        0.48       25,141          0.89             0.78
2nd quarter     39,654      20,805      0.67        0.64       24,210          0.82             0.75
3rd quarter     40,863       9,609      0.28        0.28       24,567          0.79             0.76
4th quarter     43,479      (1,880)    (0.10)      (0.10)      25,522          0.77             0.65

2002

1st quarter     18,625       3,223      0.12        0.12        9,889          0.36             0.36
2nd quarter     22,474         705      0.03        0.03       11,691          0.43             0.43
3rd quarter     21,449       5,357      0.20        0.20       10,600          0.39             0.39
4th quarter     35,289       2,810      0.10        0.10       21,472          0.79             0.79

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust.

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focusing exploitation efforts in areas in which Advantage has existing knowledge and expertise or access to such expertise, using up to date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography, reservoir simulation studies and horizontal drilling have been used by Advantage and will be used by Advantage to improve its ability to find, develop and produce oil and natural gas.

Operations

Advantage's operations are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of the Fund and others. Advantage has both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, the Fund has liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable.

Continuing production from non-operated properties, and, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Advantage to certain properties. A reduction of cash flow could result in such circumstances. Advantage mitigates this risk by operating a high percentage of its properties.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate and price and demand are factors beyond Advantage's control. Such fluctuations will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that Advantage may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas. Advantage mitigates this risk by maintaining a hedging program.

Management's Discussion and Analysis                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                        Page 9 of 12

Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Advantage will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas. Advantage mitigates this risk by maintaining a portfolio of assets that are geographically diversified.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Trust Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Debt Service

Advantage has credit facilities in the amount of $180,000,000. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to Unitholders. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Advantage or that additional funds can be obtained.

The lenders have been provided with security over substantially all of the assets of Advantage. If Advantage becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell the properties of the Fund.

Reserves

Although Sproule Associates Limited and the Trust have carefully prepared the reserve figures included herein and believe that the methods of estimating reserves have been verified by operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of Advantage which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. Trust Units will have no value once all of the oil and natural gas reserves of Advantage have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of Advantage or the properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Advantage. There can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Depletion of Reserves

The Trust has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of cash flow in respect of the oil and gas properties, absent commodity price increases or cost effective acquisition and development activities will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Advantage will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Advantage's initial production levels and reserves will decline.

Advantage's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Advantage's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Advantage's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, Advantage's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Advantage is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available for distribution will be reduced.

There can be no assurance that Advantage will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Management's Discussion and Analysis                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                       Page 10 of 12

Changes in Legislation

New legislation has been proposed that restricts levels of non-resident ownership for the Trust to be able to maintain its status under the Tax Act as a "mutual fund trust". If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds.

Regulatory Matters

The Corporation's operations are subject to a variety of federal and provincial laws and regulations, including laws and regulations relating to the protection of the environment.

CORPORATE GOVERNANCE

Advantage Investment Management Ltd. has been retained by the Trustee of the Fund and by Advantage Oil & Gas ("AOG") to provide advisory and management services to the Fund and to AOG. The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $2 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions.

The Board of Directors consists of seven members, five of whom are unrelated to the Fund. The Audit Committee and the Independent Reserve Evaluation Committee each have three members, all of whom are independent. The Human Resources, Compensation and Corporate Governance Committee has two members, all of whom are independent. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.

A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Trust's financial results and financial condition. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available, and as economic conditions impact oil and natural gas prices, operating costs, and royalty burdens change. Reserve estimates impact net income through depletion, the provision for site reclamation and abandonment and in the application of the ceiling test, whereby the value of the oil and natural gas assets are subjected to an impairment test. The reserve estimates are also used to assess the borrowing base for the Trust's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income or the borrowing base of the Trust.

FINANCIAL REPORTING AND REGULATORY UPDATE

During 2003 there were a number of changes to financial reporting and regulatory requirements. The changes that will impact Advantage are noted below.

Full Cost Accounting Guideline

In September 2003 the CICA issued Accounting Guideline 16, "Oil and Gas Accounting - Full Cost" which is effective for fiscal years beginning on or after January 1, 2004. The new Guideline limits the carrying value of oil and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved plus probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the current cost recovery ceiling test that uses undiscounted cash flows and constant prices and costs less general and administrative and financing costs. There is no write-down of the Fund's oil and gas assets under either method at December 31, 2003.

Management's Discussion and Analysis                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                       Page 11 of 12

Asset Retirement Obligations

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage will adopt the new standard in the first quarter of 2004. The accrued site restoration liability on the balance sheet at December 31, 2003 has been calculated on a unit of production basis and will be reversed in the first quarter of 2004. Property and equipment will be increased and a liability set up for the amount calculated under the new standard. The comparative numbers for 2003 will be restated to reflect the new standard.

Hedging Relationships

Effective for the Fund's 2004 fiscal year, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationship be identified, designated, documented and measured in order for the Fund to apply hedge accounting. All of the hedges Advantage enters into are effective economic hedges and Advantage has elected to use the fair value method of accounting for all derivative transactions as the Fund believes this method provides better information to readers of the Fund's financial statements. Effective the first quarter of 2004 Advantage will record the fair value of the derivative financial instruments at each balance sheet date. The change in fair value from period to period will be recorded in the income statement on a separate line as unrealized gains/losses.

Stock Based Compensation

In September 2003 the CICA issued an amendment to section 3870 "Stock Based compensation and other stock based payments". The amended section is effective for years beginning on or after January 1, 2004 and requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Trust implemented this standard in 2003.

Continuous Disclosure Obligations

Commencing in the first quarter of 2004 Advantage will be subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument requires shorter reporting periods for filing annual and interim financial statements, MD&A and Annual Information Form (AIF). The Instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF.

OUTLOOK

Advantage's objective is to become the leading choice among investors in the oil and gas trust sector. This will be accomplished through the acquisition, development and management of long life, low cost reserves with an emphasis on natural gas and light oil. Significant strides have been made since the inception of the Fund in May 2001 in accomplishing this objective. The acquisition of Due West, Gascan, Best Pacific and MarkWest combined with development drilling has increased established reserves by 46.7 mmboe at a cost of $8.83 per boe. Since inception of the Fund on May 24, 2001 daily production has grown by 154% from 6,300 boe/d to the 2003 exit rate of approximately 16,000 boe/d.

In 2004, Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long-term cash flow. Production will also be added through low risk exploitation and development drilling. To ensure stability of cash distributions and return to Unitholders, the Fund will maintain a hedging plan to guard against the downward volatility of commodity prices.

There are a number of trends that have been developing in the oil and gas royalty trust sector that appear to be shaping the near future of the business and will have an impact on Advantage's cash available for distribution including:

     o Strong crude oil and natural gas prices which will have a positive impact for Unitholders.

     o Low interest rates which has increased the demand for yield-based investments.

     o An active, but extremely competitive market for the acquisition of oil and gas properties.

     o A structural advantage for income trusts and a lower cost of capital when competing with E & P companies for these acquisitions.

With the continued strength of natural gas prices and the anticipated increases in natural gas production from the 2004 drilling program, Advantage is well positioned for strong growth in 2004. The level of cash flow available to Unitholders will be affected

Management's Discussion and Analysis                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                       Page 12 of 12

by oil and natural gas prices, the $Cdn/US exchange rate and the Fund's ability to continue to add production and reserves in a cost effective manner. The following table indicates the Fund's cash flow sensitivity to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2004 based on production of 79,200 mcf/d of natural gas and 2,800 bbls/d of crude oil and NGLs and before hedging. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

 Sensitivities

                                                     Annual         Annual
                                                   Cash flow  Cash flow per Unit
                                                     ($000)        ($/Unit)
 -------------------------------------------------------------------------------
 Natural gas
    AECO price change of $0.25/mcf                  $  5,600        $  0.15
    Production change of 1,000 mcf/d                $  1,200        $  0.03

 Crude oil
    WTI price change of US$1.00/bbl                 $  1,100        $  0.03
    Production change of 200 bbl/d                  $  1,800        $  0.04

 Cdn$0.01 change in the Cdn$/US$ exchange rate      $  2,000        $  0.05

 1% change in interest rate                         $  1,300        $  0.03

Non-GAAP Measures

Cash flow from operations and per Unit cash flow from operations and cash available for distribution and per Unit cash available for distribution are not recognized measures under the Canadian generally accepted accounting principles
(GAAP). Management believes that cash flow from operations and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact: Mr. Gary F. Bourgeois, VP Corporate Development
                               Ph: (416) 945-6636
                            Toll free: 1-866-393-0393
                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                                Calgary, Alberta
                                     T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
     Web Site: www.advantageincome.com  E-mail:  advantage@advantageincome.com